EXHIBIT 99.1

For Immediate Release 21-13-TR	Date:	March 19, 2021

Teck Donates $10 million to Support the New St. Paul’s Hospital

Teck Emergency Department to transform urgent care for British Columbians and incorporate antimicrobial copper surfaces

Vancouver, B.C. – St. Paul’s Foundation and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Teck has made a $10 million donation to help build the emergency department at the new St. Paul’s Hospital at the Jim Pattison Medical Centre. Named the Teck Emergency Department, it will be a transformative and innovative model of care to support improved health outcomes for British Columbians.

The new facility will address the most pressing issues facing emergency departments, including wait times for access to treatment; non-emergent illnesses and injuries; and the increasing trend of patients with complex mental health and substance use needs, while also including improved protection from harmful bacteria and viruses through the innovative use of copper.

This donation builds on Teck’s long history of support for St. Paul’s. Today, the Teck Emergency Centre at St. Paul’s Hospital on Burrard Street is the first point of contact for a high volume and variety of people, including patients that face numerous challenges, from poverty to homelessness. It is one of the busiest emergency departments in British Columbia—at present, reaching 85,000 visits a year up from 65,000 in 2010.

Through Teck’s support, the Emergency Department at the new St. Paul’s Hospital will be outfitted with antimicrobial copper surfaces to protect the health of patients, health workers and all those who visit the facility. Copper has unique antimicrobial properties and is proven to continuously eliminate up to 99.9% of harmful bacteria and viruses. Research has shown that every year 220,000 patients in Canada contract infections in a healthcare setting and copper’s antimicrobial properties are a proven tool in reducing the spread of harmful bacteria and viruses.

Through its Copper & Health program, Teck is working with healthcare professionals, academia and others to help make communities safer with copper, most recently through TransLink's successful industry-leading pilot of copper products on buses and SkyTrains as well as the Cross-Canada Hospital Durability Study, which proved the longer-term efficacy of copper products in four Canadian hospitals.

Images and Video:

Video

Click here for a rendering of the Teck Emergency Department at the new St. Paul's Hospital.

Click here for a photo of Fiona Dalton, President and CEO, Providence Health Care, Don Lindsay, President and CEO, Teck and Dick Vollet, President and CEO, St. Paul’s Foundation at the site of the Teck Emergency Department at the new St. Paul’s Hospital.

Quotes:

Don Lindsay, President and CEO, Teck –

Teck and our employees are proud to support the talented team at St. Paul’s Hospital in delivering an exceptional level of healthcare to British Columbians in a new state-of-the-art facility. We commend the team at St. Paul’s for recognizing this opportunity to make the emergency department even safer by incorporating antimicrobial copper into the emergency department of the new hospital.

Dick Vollet, President and CEO, St. Paul’s Foundation -

Teck’s deep-rooted support of St. Paul’s Hospital has enabled our frontline medical team to provide expert patient care, research and medical advancements that impact people throughout British Columbia. With this gift, Teck is ensuring the clinical, teaching and research expertise will continue to be recognized as among the best in Canada.

Fiona Dalton, President and CEO, Providence Health Care -

The last year of the pandemic has shown us that we are all in this together, that none of us is safe unless all of us are safe. St. Paul’s Emergency Department looks after some of the most marginalized people in the province, and the designs for the new St. Paul’s Hospital will afford space for privacy, and dignified person-centred care. The support of Teck and other generous organizations enables us to truly make this dream a reality.

Dr. Dan Kalla, Department Head, St. Paul’s Teck Emergency Centre -

Right now we have 60 care spaces that are jerry rigged as the hospital has evolved over 100 years, and we make do as best we can. The new Teck Emergency Department will be more than double the size of the existing space. The innovatively and brilliantly designed new space will offer much better infection control, much more opportunity to offer the same compassionate, world-class care to the patients we serve.

Dr. Victor Leung, Infection Prevention and Control, Providence Health Care -

We have a great opportunity with our new infrastructure to better understand how copper surfacing, with its antimicrobial properties, can prevent hospital-acquired infections. Further, antimicrobial resistance is an urgent global threat. As a non-pharmacologic intervention, the more applications we can find for copper surfacing, the better off we will be combatting both anti-microbial resistance and hospital acquired infections.

About Teck:

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About St. Paul’s Foundation:

St. Paul’s Foundation raises funds to support compassionate, inspired care at Providence Health Care’s 17 health care sites in BC, including St. Paul’s Hospital. The funds we raise help put patients and residents first, through a collaborative, integrated approach that includes the best in clinical care, world-class research and education. Through fundraising and strategic partnerships, the Foundation supports Providence – a founding member of Canada’s Digital Technology Supercluster – in building on its long history of innovation, leading research and advancements in care for the people of British Columbia and beyond. To learn more, visit www.helpstpauls.com.

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Media Contacts:

Chris Stannell

Public Relations Manager, Teck

604.699.4368

chris.stannell@teck.com

Sarah Burgess

Director, Marketing + Communications

St. Paul’s Foundation

604-653-6933

sburgess@providencehealth.bc.ca

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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